Exhibit 99.1


                              EMCORE CORPORATION

                          DIRECTORS' STOCK AWARD PLAN


          1. The purposes of the Directors' Stock Award Plan (the "Plan") are (a) to attract and retain highly qualified individuals to serve as Directors of EMCORE Corporation, (b) to increase non-employee Directors' stock ownership in the Corporation and (c) to relate non-employee Directors' compensation more closely to the Corporation's performance and its shareholders' interest.

          2. The Plan shall be effective as of March 6, 1997 (the "Effective Date").

          3. On the date of each meeting of the Board of Directors, each non-employee Director in attendance shall receive an amount of shares of Common Stock of the Corporation equal to $3,500 for service as a Director. A Director may forego such award for any meeting by giving irrevocable written notice to such effect to the Secretary of the Corporation 30 days prior to the date of such meeting.

          4. On the date of each committee meeting of the Board of Directors, each non-employee Director in attendance shall receive an amount of shares of Common Stock of the Corporation equal to $500.00 for service as a member of such committee and each non-employee Chairman of a committee of the Board of Directors in attendance shall receive an additional amount of shares of Common Stock of the Corporation equal to $500.00 for service as Chairman of such committee. A Director or may forego such award for any meeting by giving irrevocable written notice to such effect to the Secretary of the Corporation 30 days prior to the date of such meeting.

          5. The number of shares of Common Stock of the Corporation granted to non-employee Directors pursuant to clauses 3 and 4 above shall be determined based on the price of the stock as published in the Wall Street Journal on the date that such board meeting or committee meeting, as the case may be, takes place. No fractional shares shall be distributed to Directors under the Plan and the number of shares distributed to each Director for each board meeting or committee meeting, as the case may be, shall be rounded down to the nearest whole number.

          6. This Plan shall be construed in accordance with the laws of the State of New Jersey and may be amended or terminated at any time by action of the Board of Directors of the Corporation.